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File No. 042243-0082

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Amanda Ravitz, Assistant Director

      Daniel Morris

      Allicia Lam

      Tara Harkins

      Kaitlin Tillian

Re:	Spansion LLC and co-registrants

      Registration Statement on Form S-4

      File No. 333-174593

      Spansion Inc.

      Form 10-K for the fiscal year ended December 26, 2010, filed February 23, 2011,

      Form 10-Q for the period ended March 27, 2011, filed May 6, 2011, and Form 8-K filed January 26, 2011

      File No. 001-34747

Ladies and Gentlemen:

On behalf of Spansion Inc., Spansion LLC and Spansion Technology LLC (collectively, the “Company”), we are hereby filing Amendment No. 1 (“Amendment No. 1”) to the Company’s above-referenced Registration Statement on Form S-4, which was initially filed with the Securities and Exchange Commission (the “Commission”) on May 27, 2011 (the “Registration Statement”). For your convenience, we have enclosed a courtesy package that includes ten copies of Amendment No. 1, five of which have been marked to show changes from the Registration Statement as originally filed in response to the comments received by e-mail on June 23, 2011 from the staff of the Commission (the “Staff”). Also enclosed are proposed revisions in marked form (the “Proposed Revisions”) of the above-referenced Form 10-K (the “Form 10-K”), which the Company intends to include in an amendment to the Form 10-K (the “Form 10-K/A”) to be filed after the completion of the Staff’s review. For ease of review, we have set forth below the numbered comments of your letter and the Company’s responses thereto.

August 10, 2011

Form S-4

1.	We note your pending application for confidential treatment. We will provide any comments on your application separately. All comments must be resolved and your application must be complete before the effective date of your registration statement may be accelerated.

Response: In response to the Staff’s comment, the Company hereby confirms its understanding that all comments to pending applications for confidential treatment must be resolved before the effective date of the Registration Statement may be accelerated. The Company notes that it received a separate comment letter from the Staff on June 29, 2011 with respect to the Company’s pending application for confidential treatment (CF No. 26700). The Company has responded by withdrawing the confidential treatment request for that application and including the unredacted versions of the subject exhibits with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 26, 2011.

Separately, on July 7, 2011, the Company filed a Current Report on Form 8-K and a Current Report on Form 8-K/A, each of which included exhibits for which the Company has submitted a confidential treatment application. The Company would greatly appreciate the Staff’s coordination in processing those two new applications in connection with this review.

2.	We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with your next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Response: In response to the Staff’s comment, simultaneously with the filing of Amendment No. 1, the Company has filed on EDGAR a supplemental letter stating the Company is registering the exchange offer in reliance on the Commission’s position contained in the above referenced no-action letters and including the representations included in the Morgan Stanley and Shearman & Sterling no-action letters.

Market and Industry Data, page i

3.	Please remove the third sentence of this section as it appears to inappropriately disclaim the accuracy and completeness of your disclosure.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 1 to remove the referenced sentence as requested.

August 10, 2011

The Prospectus Summary, page 1

4.	We note your description of the voluntary petition for relief under Chapter 11 cases on pages 41-43 of your Form 10-K for fiscal year ended December 26, 2010. Please revise to provide a summary of the bankruptcy, the plan of reorganization of your business and the extent to which you have completed the plan of reorganization.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 1 to provide the requested information.

5.	Revise to disclose your net loss for the most recently completed fiscal year and stub period.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 1 to provide the requested information.

6.	We note that your summary appears to provide a description of the business of your parent, Spansion Inc. Revise throughout the prospectus to provide a description of the structure of your business and to clarify your relationship with Spansion Inc.

Response: In response to the Staff’s comment, the Company advises the Staff that Spansion Inc. is the holding company that directly owns 100% of the membership interests of Spansion Technology LLC and 60% of the membership interests of Spansion LLC. Spansion Technology LLC is an intermediate holding company that directly owns the other 40% of Spansion LLC. As holding companies, neither Spansion Inc. nor Spansion Technology LLC has any independent assets or business operations, other than to own the membership interests as described above. The Company has revised Amendment No. 1 as requested so that investors can more clearly understand the holding company/operating company structure of the Company.

The Exchange Offer, page 2

7.	We note your statement that “[investors] may tender outstanding private notes only in denominations of $2,000 and integral multiples of $1,000.” We note also your statement on page 30 that you will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding private notes surrendered pursuant to the exchange offer and that private notes can be tendered only in denominations of $2,000 and integral multiples of $1,000 in excess thereof. Please revise to provide a clear explanation of how you will exchange the notes, including a statement of the minimum amount of notes that may be tendered.

August 10, 2011

Response: In response to the Staff’s comment, the Company has revised Amendment No. 1 to make clear that while the minimum initial denomination by which notes can be tendered for exchange is $2,000, holders will be eligible to exchange amounts in excess of $2,000 in integrals of $1,000 in the exchange offer.

The Exchange Notes, page 4

8.	Please tell us your consideration of Article 11 of Regulation S-X in determining whether or not you should include pro forma statements of operations to reflect the issuance of $200 million of debt and the effects of Fresh Start accounting.

Response: In response to the Staff’s comment, upon further consideration of Article 11 of Regulation S-X, the Company has determined that inclusion of a pro forma statement of operations to reflect the issuance of the senior notes and the impact of the fresh start adjustments is appropriate. Accordingly, the Company has revised Amendment No. 1 to include the requested pro forma financial information.

Summary Historical Consolidated Financial Data, page 6

9.	We note that the company refers to the audited consolidated statements of operations for the year ended December 26, 2010. We also note the disclosure that the year ended December 26, 2010 included 52 weeks. Please revise your disclosure to be consistent with the presentation of your financial statements on page 7 which shows a predecessor period from December 28, 2009 to May 10, 2010 and a successor period from May 11, 2010 to December 26, 2010. Please revise the similar disclosure on page 39.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosures in Amendment No. 1 to be consistent with the presentation of financial statements that show a 2010 predecessor period from December 28, 2009 to May 10, 2010 and a 2010 successor period from May 11, 2010 to December 26, 2010.

We have recently transformed our business through the implementation…, page 9

10.	This risk factor indicates that you began your transition from the wireless Flash memory market after emerging from bankruptcy. Please revise your disclosure to clarify the extent to which you remain exposed to the wireless market and any attendant risks related to that market.

Response: In response to the Staff’s comment, the Company respectfully submits that it began exiting from a large portion of the wireless Flash memory market shortly after the commencement of the Chapter 11 Cases in March 2009 and not after the Company’s emergence from the Chapter 11 Cases in May 2010. The Company’s decision to exit unprofitable portions of the wireless Flash market was in connection with a larger overall strategy to focus primarily on the embedded Flash memory market. However, the Company continues to engage in small portions of the wireless Flash memory market

August 10, 2011

where it believes it can do so advantageously. Execution of this strategy resulted in a significant decrease in net sales, but also a significant reduction in costs of sales and operating expenses, such that the Company was able to achieve improved gross margin for fiscal 2010 (21%) and 2009 (22%) as compared to fiscal 2008 (4%). The Company has revised the referenced risk factor disclosure in Amendment No. 1 to better explain the Company’s strategy and make clear that a component risk of this strategy is the need for the Company to continue to maintain cost control in order to be able to generate operating income in light of the decline in net sales associated with exiting the wireless Flash memory market.

Our business has been characterized by selling prices that decline…, page 10

11.	Expand your discussion of the historical volatility of key component materials and the impact of that volatility on your operations.

Response: In response to the Staff’s comment, the Company notes that it believes it has adequately addressed the risks the Company faces regarding volatility of key component materials in its risk factor entitled “If essential equipment or adequate supplies of satisfactory materials are not available to manufacture our products, we could be materially adversely affected.” on page 22 of Amendment No. 1. The risk being described in the above-referenced risk factor – that the market in which the Company competes is generally subject to declines in average selling prices during the products’ lives – is more impacted by overall supply and demand in an industry where product life cycles are very short than it is by the costs of key component materials, which is one of many components of manufacturing costs. Accordingly, the Company respectfully submits that expanding the discussion in the referenced risk factor would not be helpful to investors.

We cannot be certain that the Chapter 11 Cases…, page 11

If we are unable to attract and retain…, page 11

12.	Please expand these risk factors or add additional risk factors describing in greater detail the risks associated with your recent emergence from bankruptcy.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 1 to expand its risk factor disclosure to describe in greater detail the risks associated with the Company’s emergence from the Chapter 11 Cases in May 2010.

Competitors may introduce new memory…, page 16

13.	Please revise the prospectus, where appropriate, to more fully describe the competing technologies you face and the strengths and weaknesses of your products relative to this competition.

August 10, 2011

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure in the Amendment No. 1 to more fully describe the competing technologies that the Company faces and the strengths and weaknesses of the Company’s products relative to this competition.

Resale of the Exchange Notes, page 29

14.	We note your statement that if an individual acquires exchange notes in the exchange offer for the purpose of distributing or participating in the distribution of the exchange notes, the individual cannot rely on the position of the staff of the SEC contained in the no-action letters and must comply with the registration and prospectus delivery requirements in connection with any resale transaction. However, we note that any party that is engaged in or intends to engage in a distribution of the securities to be received in the exchange offer may not participate in the exchange offer. Please revise or clarify.

Response: In response to the Staff’s comment, the Company respectfully submits that the referenced statements are intended to comply with and satisfy the representations made by the Company in its supplemental letter delivered to the Staff stating the Company is registering the exchange offer in reliance on the Commission’s position contained in the no-action letters referenced in Staff comment 2 above. The Company notes that the first referenced statement is intended to make certain disclosure as required by the no-action letters (see Morgan Stanley & Co. Incorporated (dated June 5, 1991) (the “Morgan Stanley Letter”), stating that the issuer must make each exchange offer participant aware that “if the exchange offer is being registered for the purpose of secondary resales, any securityholder using the exchange offer to participate in a distribution of the securities to be acquired in the registered exchange offer (1) could not rely on the staff position enunciated in Exxon Capital Holdings Corporation (avail. April 13, 1989) or similar letters and (2) must comply with registration and prospectus delivery requirements of the securities Act of 1933 in connection with a secondary resale transaction.”). The Company advises the Staff that the second referenced statement is intended to confirm the representations to be made by the holders as required by the no-action letters (see the Morgan Stanley Letter, stating that the issuer must require exchange offer participants to represent that “by accepting the exchange offer, the exchange offeree represents to the issuer that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Securities.”).

Withdrawal of Tenders, page 33

15.	Please revise to clarify the timing of the return of notes. Refer to Rule 14a-1 of the Exchange Act.

Response: In response to the Staff’s comment, the Company respectfully submits that there are no physical, certificated notes outstanding, so the Company has not included any reference to the timing of the return of notes.

August 10, 2011

Conditions, page 34

16.	We note your statement that you will not be required to accept for exchange any private notes and may terminate the exchange offer before the acceptance of the private notes and that if you determine that any of these conditions are not satisfied, you may refuse to accept any private notes and return all tendered private notes. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise the language accordingly.

Response: In response to the Staff’s comment, the Company has revised the language in Amendment No. 1 to reflect the fact that all offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer.

Use of Proceeds, page 37

17.	Please specify the use of proceeds from the private notes.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 1 to specify the use of proceeds from the private notes.

Capitalization, page 38

18.	Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 1 to remove the caption relating to cash and cash equivalents from the presentation of capitalization.

Description of Certain Indebtedness, page 42

19.	Please disclose your current ratios under the financial tests set forth in the second paragraph under “Senior Secured Term Loan” on page 42 and the first paragraph under “Senior Revolving Credit Facility” on page 42.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 1 to disclose the current ratios under the referenced financial tests.

Senior Revolving Credit Facility, page 42

20.	Please revise to clearly state the amount currently available under the senior revolving credit facility.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 1 to disclose the amount currently available under the senior revolving credit facility.

August 10, 2011

Description of the Notes, page 44

21.	The company discloses that the guarantees are unconditional on page 45. Please also disclose whether the guarantees are full and unconditional. See definition in Item 3-10(h)(2) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 1 to disclose that the guarantees are full and unconditional.

Experts, page 92

22.	The company discloses that management’s assessment of the effectiveness of internal control over financial reporting was incorporated into the S-4 in reliance on the report of PricewaterhouseCoopers LLP. Please explain why the company included this statement and how management relied upon its auditors in its assessment of internal control over financial reporting.

Response: In response to the Staff’s comment, the Company confirms to the Staff that the Company did not rely in any manner upon its independent registered public accounting firm in completing the Company’s assessment of internal control over financial reporting. The Company included the statement referring to its independent registered public accounting firm’s report on internal control over financial reporting in the Experts section of the Form S-4 in a manner similar to that which that the Experts section has historically referred to such firm’s audit report on the consolidated financial statements.

Incorporation By Reference, page 93

23.	Please provide us with your analysis as to your eligibility to incorporate by reference into the Form S-4. To the extent you believe you are eligible, please explain how the incorporated disclosure satisfies the disclosure requirements for each registrant.

Response: In response to the Staff’s comment, the Company respectfully submits to the Staff that it is eligible to incorporate by reference into the Registration Statement pursuant to Items 10 and 11 of Form S-4. Set forth below is the Company’s analysis for each registrant.

Spansion Inc.

General Instruction B(1)(a)(i) of Form S-4 states that the registrant must meet the requirements of General Instruction I.A. of Form S-3. The Company notes as follows in accordance with the applicable numbered subsections of General Instruction I.A. of Form S-3:

(1)	Spansion Inc. is a Delaware corporation and has its principal business operations in the United States;

August 10, 2011

(2)	Spansion Inc. has registered its Class A Common Stock pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);
(3)	Spansion Inc. (a) has been subject to the requirements of Section 12 of the Exchange Act and has filed all the material required to be filed pursuant to Sections 13, 14 or 15(d) of the Exchange Act for at least twelve calendar months immediately preceding the filing of the Registration Statement, and (b) has filed in a timely manner all reports (except as noted in General Instruction I.A. of Form S-3) required to be filed during the twelve calendar months and any portion of the month immediately preceding the filing of the Registration Statement. Furthermore, Spansion Inc. has not used Rule 12b-25(b) under the Exchange Act during the twelve calendar months and any portion of the month immediately preceding the filing of the Registration Statement;
(5)	Neither Spansion Inc. nor any of its subsidiaries have since the end of the last fiscal year for which certified financial statements of Spansion Inc. and its consolidated subsidiaries were included in a report filed pursuant to Section 13(a) or 15(d) of the Exchange Act: (a) failed to pay any dividend or sinking fund installment on preferred stock; or (b) defaulted (i) on any installment or installments on indebtedness for borrowed money, or (ii) on any rental on one or more long term leases; and
(8)	Spansion Inc. has filed with the Commission (1) all required electronic filings and (2) all Financial Data Schedules required to be submitted pursuant to Item 601(c) of Regulation S-K.

General Instruction B(1)(a)(ii) of Form S-4 sets forth three additional conditions, any one of which must be satisfied. Subsection A states that the registrant must meet the aggregate market value requirement of General Instruction I.B.1. of Form S-3, which states that the aggregate market value of the voting and non-voting common equity held by non-affiliates of Spansion Inc. must be $75 million or more. On May 27, 2011, the business day immediately preceding the filing of the Registration Statement, over 46 million shares of Spansion Inc.’s Class A Common Stock were outstanding and held by non-affiliates. With a closing sales price on May 27, 2011 of $19.53 per share, the aggregate market value of the voting and non-voting common equity held by non-affiliates was approximately $906 million.

Spansion LLC

General Instruction I. of Form S-3 states that majority-owned subsidiaries must comply with General Instruction I.C. of Form S-3. General Instruction I.C. of Form S-3 sets forth five conditions, any one of which must be satisfied. In accordance with General Instruction I.C.3. of Form S-3, Spansion Inc., the parent of Spansion LLC, meets the Registration Requirement of Form S-3 (see analysis regarding Spansion Inc. above) and provides a guarantee as covered by General Instruction I.C.3., and the registered securities are non-convertible securities.

August 10, 2011

The Company notes that it is not possible to comply with the Transaction Requirement set forth in General Instruction I.C.3 of Form S-3 in connection with A/B exchange offers registered on Form S-4, since each such Transaction Requirement contemplates an offering for cash (see also Staff Compliance and Disclosure Interpretation 116.09 regarding Form S-3, which states that “Form S-3 is not available for exchange offers”). However, General Instruction A.I. of Form S-4 states that it “may be used … in an exchange offer.” Consequently, the application of the Transaction Requirement of Form S-3 to Form S-4 would frustrate this intended purpose of Form S-4 for use in an exchange offer.

Spansion Technology LLC

In accordance with General Instruction I.C.5. of Form S-3, Spansion Inc., the parent of Spansion Technology LLC, meets the Registration Requirement of Form S-3 (see analysis regarding Spansion Inc. above), and the securities of Spansion Technology LLC being registered are as described in General Instruction I.C.5. of Form S-3. The Company respectfully submits that the Transaction Requirement set forth in General Instruction I.C.5. is not intended to apply to the use of Form S-4 in connection with exchange offers. The Company refers the Staff to the corresponding analysis for Spansion LLC above.

With respect to the Staff’s comment regarding satisfaction of the disclosure requirement of each registrant, the Company notes that Rule 12h-5(a) of the Exchange Act exempts issuers of guaranteed securities and guarantors permitted to omit financial statements by Rule 3-10 of Regulation S-X (see the Company’s response to Staff comment 25 below) from the requirements of Section 12(a) or 15(d) of the Exchange Act, therefore permitting disclosure on a consolidated basis for the Company. The Company further notes that the sole business interest of Spansion Inc. and Spansion Technology LLC is to own membership interests in Spansion LLC, as noted in its response to Staff comment 6 above. Thus, the disclosure for any one of such deconsolidated entities would be essentially identical to the provided disclosure.

24.	Please revise this section to include updated financial statements for Spansion Inc. and related disclosures in your filing, as necessary, as required by Rule 3-12 of Regulation S-X.

Response: In response to the Staff’s comment, the Company has updated the referenced section and incorporated by reference its Quarterly Report on Form 10-Q for the quarter ended June 26, 2011, which was filed with the Commission on August 5, 2011, in Amendment No. 1.

August 10, 2011

25.	We note from page 4 that Spansion LLC is the issuer of the $200 million aggregate principal amount of 7.875% Senior Notes due 2017 (Senior Notes) that are being registered as part of this filing. We further note the Senior Notes will be guaranteed on a senior unsecured basis by Spansion, Inc., your ultimate parent company, and Spansion Technology LLC, your direct parent and wholly-owned subsidiary of Spansion Inc. Please explain to us how you complied with the guidance in Rule 3-10 of Regulation S-X.

Response: In response to the Staff’s comment, the Company notes to the Staff that the guidance in Rule 3-10 of Regulation S-X states that “[e]very issuer of a registered security that is guaranteed and every guarantor of a registered security must file the financial statements required for a registrant by Regulation S-X.” The Company notes, however, that paragraph (d) of Rule 3-10 provides that when a subsidiary issues securities and both its parent company and one or more other subsidiaries of that parent company guarantee those securities, the registration statement need not include financial statements of the issuer or any subsidiary guarantor if four conditions are met. The Company respectfully submits to the Staff that these conditions are met, with the exception that, as Spansion Inc. and Spansion Technology LLC are holding companies without independent assets or operations that are distinct from Spansion LLC, condensed consolidating financial information with separate columns for each entity would not provide any additional information to readers of the Company’s consolidated financial statements. The Company further notes its response to Staff comment 6 above.

As provided for by Note 5 to paragraph (d) of Rule 3-10, the Company has revised Amendment No. 1 to include a footnote to the summary and selected historical consolidated financial data included therein stating that (1) Spansion Inc. has no independent assets or operations, (2) Spansion Technology LLC is a 100% owned subsidiary of Spansion Inc. and itself has no independent assets or operations, (3) Spansion LLC is owned by Spansion Inc. (60%) and Spansion Technology LLC (40%), (4) Spansion Inc. and Spansion Technology LLC have guaranteed the securities, (5) all of the guarantees are full and unconditional, and (6) all of the guarantees are joint and several. The Company notes that this footnote includes the narrative disclosure required by paragraphs (i)(9) and (i)(10) of Rule 3-10 to the extent such disclosure is applicable.

Exhibits

26.	Please file as an exhibit the letter of transmittal.

Response: In response to the Staff’s comment, the Company respectfully notes to the Staff that the Company does not intend to use a letter of transmittal for the exchange offer. The Company has confirmed with the trustee of the notes and the Depository Trust Company (“DTC”) that the Company is eligible to conduct the A/B exchange offer without the use of a letter of transmittal through DTC’s Automated Tender Offer Program (“ATOP”). At the request of DTC, the Company has revised Amendment No. 1 to state that there will not be any letter of transmittal used in the exchange offer.

August 10, 2011

27.	Please revise the index to list all exhibits to be filed with or incorporated by reference into this registration statement.

Response: In response to the Staff’s comment, the Company has revised the exhibit index of Amendment No. 1 to list all exhibits to be filed with or incorporated by reference into the Registration Statement.

Exhibit 5.1

28.	We note the date restriction contained in the third paragraph of the opinion. Please confirm that you will provide an updated opinion as of the date of effective or instruct your counsel to revise the opinion to remove the date restriction.

Response: In response to the Staff’s comment, the Company confirms that on the date of effectiveness it will file an exhibit-only pre-effective amendment to the Registration Statement that includes an updated Exhibit 5.1 opinion.

29.	We note that several of the assumptions contained in the fourth paragraph of the opinion are overbroad. Please revise this paragraph accordingly.

Response: In response to the Staff’s comment, we have revised the Exhibit 5.1 opinion to reduce the number of assumptions contained in the reference paragraph as requested.

30.	The assumption contained in (c) of the fifth paragraph of the opinion appears to be a conclusion that is fundamental to the opinion given. Please revise to remove the assumption or explain why it is appropriate.

Response: In response to the Staff’s comment, we respectfully submit that the assumption contained in (c) of the fifth paragraph of the Exhibit 5.1 opinion is not a legal conclusion that is fundamental to the opinion given, but is instead a customary assumption only as to factual matters that would otherwise impact the legal conclusion drawn from such facts. We respectfully submit that these types of assumptions are appropriate and reflective of established legal opinion practice and enable registrants to obtain legal opinions from outside counsel at reasonable expense (see TriBar Opinion Committee, Third-Party “Closing” Opinions: A Report of the TriBar Opinion Committee, 53 BUS. LAW. 591, 615 (1998) (the “TriBar Report”) (opinion preparers can rely “on assumptions when (i) information is not available (or is only available at substantial cost or delay), (ii) the facts being assumed relate to the opinion recipient, or (iii) the cost of establishing the facts exceeds the likely benefit (often because of the improbability that what is assumed would on investigation prove to be untrue).”)). We note to the Staff that, as the Company’s outside legal counsel, we have conducted customary diligence that we believe to be appropriate in the context of rendering the Exhibit 5.1 opinion. In connection with doing so, we have obtained a certificate from the appropriate officers of the Company that include representations regarding certain factual matters, including the absence of (i) any breaches or defaults under agreements, (ii)

August 10, 2011

violations of statutes, rules, regulations or court or governmental orders, or (iii) the failure to obtain required consents, approvals or authorizations from, or make required registrations, declarations or filings with, governmental authorities. However, as a matter of practicality and expense, we have not been asked to and have not independently verified these matters. Accordingly, we have included the referenced language in our Exhibit 5.1 opinion to make clear to the reader that our enforceability opinion assumes to be true these factual matters so certified by the company’s officers. We also note to the Staff that we did not seek to rely on an officer’s certificate as to the “ultimate fact” – i.e. we did not ask the Company to confirm to us that the Documents are legally valid and binding obligations, enforceable against in accordance with their respective terms. See Section 2.2.1 of the TriBar Report. Based on the foregoing, we respectfully submit that the inclusion of the referenced language in our Exhibit 5.1 opinion is appropriate and customary. 1

Exhibit 12.1

31.	Please tell us how the company considered Item 503(d) of Regulation S-K in determining earnings and fixed charges. Relate the computation provided to the disclosed information in Schedule 12.1.

Response: In response to the Staff’s comment, the Company notes to the Staff that the Company computed its “earnings” by adding (i) pre-tax income from continuing operations before adjustment for income or loss from equity investees and (ii) fixed charges as per the instructions to Item 503(d) of Regulation S-K for each of the periods concerned (all the remaining items listed in the instructions were not applicable to the Company). The Company computed its “fixed charges” by adding (i) interest expensed for each of the periods concerned, which also includes discounts and capitalized expenses related to indebtedness, and (ii) an estimate of the interest within rental expense which it computed as one-third of rental expense for each of the periods concerned; and then subtracting charges relating to the Company’s hedging operations for the six months ended June 26, 2011 and for the period from May 11, 2010 to December 26, 2010 as these charges were included in interest expense (instead of “Interest and other income,

[1]

We also note that in a survey of recent Exhibit 5.1 opinions of Latham & Watkins LLP included with Registration Statements on Form S-4 for A/B exchange offers filed in 2011 (identified below), each one of them included the referenced language.

Principal Registrant	File Number	S-4(/A) Filing Date
Rotech Healthcare Inc.	333-174360	June 10, 2011
AMB Property Corporation	333-173891	May 3, 2011
NBTY, Inc.	333-172973	March 21, 2011
Scientific Games Corporation	333-172600	March 3, 2011
TransUnion Corp.	333-172549	March 1, 2011

August 10, 2011

net”) for the above periods. Item (d) of the definition of “fixed charges” (Instruction to Item 503(d) of Regulation S-K) was not applicable to the Company. The Company has filed a revised Exhibit 12.1 with Amendment No. 1 to reflect this level of detail in calculating the ratio of earnings to fixed charges for the periods presented in the Registration Statement.

Exhibit 23.2 and Exhibit 23.3

32.	To the extent there is a delay in requesting effectiveness of your registration statement, an other than typographical change made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountants with your next amendment.

Response: In response to the Staff’s comment, the Company hereby advises the Staff that it has filed an updated consent with Amendment No. 1, and will undertake to file consents with future amendments to the Registration Statement, if required.

33.	Further to the above, we note that Ernst & Young LLP references an audit report dated February 12, 2010. However, it appears that they should have referred to the audit report dated February 12, 2011. Please have your auditors revise their consent to reflect the correct date of their report. This comment also applies to the consent included in the Form 10-K for the fiscal year ended December 26, 2010.

Response: In response to the Staff’s comment, the Company notes to the Staff that Ernst & Young LLP were the Company’s independent auditors for fiscal 2009 and were replaced by PricewaterhouseCoopers LLP as the Company’s independent auditors for fiscal 2010. Ernst & Young LLP signed their audit report for fiscal 2009 on February 12, 2010 and therefore, the reference in Exhibit 23.3 to this date is accurate. Accordingly, the Company respectfully submits that a revision to Ernst & Young LLP’s consent in Exhibit 23.3 to the Registration Statement and Exhibit 23.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 26, 2010 is not required.

Form 10-K for fiscal year ended December 26, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

-Results of Operations, page 52

34.

On pages 52–58, the company discusses the combined results of operations for the predecessor and successor for the year ended December 26, 2010 as compared to the predecessor’s results of operations for the years ended December 27, 2009 and December 28, 2008. Please note that when you determine that it is appropriate to present a supplemental discussion in

August 10, 2011

MD&A based on pro forma financial information, then the pro forma financial information should be prepared in accordance with Article 11 of Regulation S-X and should reflect the impact of only the transactions that have had the significant impact on comparability. Since the pre-and post-transaction periods are separately presented in the historical financial statements, tell us why it would be appropriate to merely combine information for those periods without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. Otherwise, please revise your presentation to comply.

Response: In response to the Staff’s comment, the Company intends to revise the disclosure relating to the results of operations to eliminate the combined column for the fiscal year 2010, as well as to revise the other above-referenced disclosure pursuant to the Staff’s request (see pages 52 and 53 of the Proposed Revisions). The Company submits that although the Successor period and the Predecessor period are distinct reporting periods, the effects of emergence and fresh start accounting did not have a material impact on the comparability of the Company’s results of operations between these periods, except in specifically identifiable account balances. Accordingly, certain references in Management’s Discussion and Analysis of Financial Condition and Results of Operations regarding the 2010 results of operations combine the two periods in order to enhance the comparability of such information to both 2009 and 2008 with the material differences being noted where appropriate.

35.	Please also revise to present a discussion of your historical results of operations consistent with Item 303(a) of Regulation S-K.

Response: In response to the Staff’s comment, the Company notes that it believes it has adequately discussed its historical results of operations consistent with Item 303(a) of Regulation S-K.

-Contractual Obligations, page 58

36.	Please explain to us why you separated fiscal 2012 and 2013 by a line within your contractual obligations table.

Response: In response to the Staff’s comment, the Company notes to the Staff that the separation line between fiscal 2012 and 2013 within the contractual obligations table was a typographical error and will be removed in the Form 10-K/A (see page 58 of the Proposed Revisions).

37.	Reference is made to footnote 2. Please explain to us why you excluded amounts that you expect to pay Spansion Japan in connection with your settlement agreement with them.

Response: In response to the Staff’s comment, the Company notes to the Staff that the Company included the outstanding balance of $10 million that was settled in the first quarter of fiscal 2011 as part of “Other accrued liabilities” on the face of the Company’s consolidated balance sheet as of December 26, 2010. Accordingly, it was not presented in the Contractual Obligations table.

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-Financial Condition (Sources and Uses of Cash), page 61

38.	We note the disclosure on page 118. Please tell us your consideration of providing enhanced liquidity disclosures to discuss the amount of investments held by foreign subsidiaries that would be subject to a potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries to illustrate that some investments are not presently available to fund domestic operations such as corporate expenditures or acquisitions without paying a significant amount of taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response: In response to the Staff’s comment, the Company proposes to include enhanced liquidity disclosures that discuss the relevant issues related to the Company’s ability to repatriate undistributed earnings from its foreign subsidiaries in the Form 10-K/A (see page 118 of the Proposed Revisions).

Item 8. Financial Statements and Supplementary Data, page 66

-Consolidated Balance Sheets, page 67

39.	We note here and within your March 27, 2011 Form 10-Q that total other current liabilities were $97.5 million, $109 million, and $113 million at March 27, 2011, December 26, 2010, and December 27, 2009, respectively. Please tell us the primary components of these balances.

Response: In response to the Staff’s comment, the Company notes to the Staff that the primary components of total other current liabilities at March 27, 2011, December 26, 2010 and December 27, 2009 were as set forth below:

	December 27, 2009	December 26, 2010	March 27, 2011
	(in thousands)
Spansion Japan Global Settlement reserve	$46,816	$10,000	$—
Litigation reserve	—	43,034	37,916
Other	65,860	56,410	59,628

Total	$112,676	$109,444	$97,544

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Note 2. Emergence from Chapter 11, page 74

40.	We note your disclosures on pages 75-78 related to your business relationship with Spansion Japan. Please explain to us in more detail why you deconsolidated Spansion Japan on March 3, 2009 and why you started accounting for this entity using the cost method of accounting. Within your response, please also explain to us how you calculated the $30.1 million gain related to the deconsolidation of this entity.

Response: In response to the Staff’s comment, the Company notes that when Spansion Japan, a wholly-owned subsidiary of the Company, formally commenced corporate reorganization proceedings in Japan on March 3, 2009, its operations became subject to the general supervision of the Tokyo District Court and a court–appointed supervisory attorney. Therefore, effective March 3, 2009, the Company deconsolidated Spansion Japan because the Company no longer controlled Spansion Japan despite its 100% equity ownership interest. The basis for the Company’s conclusions arose from the following guidance under GAAP:

ASC Topic 810-10-15-8 states that the “usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one entity, directly or indirectly, of more than 50% of the outstanding voting shares of another entity is a condition pointing toward consolidation. However, there are exceptions to this general rule (ASC Topic 810-10-15-10). A majority-owned entity shall not be consolidated if control does not rest with the majority owner (for instance, if the entity is in legal reorganization or in bankruptcy or operates under foreign exchange restrictions, controls, or other governmentally imposed uncertainties so severe that they cast significant doubt on the parent’s ability to control the entity).”

In addition, ASC 810-10-40-4 states that a “parent shall deconsolidate a subsidiary as of the date the parent ceases to have a controlling financial interest in the subsidiary. Examples of events that result in deconsolidation of a subsidiary are… [when] [t]he subsidiary becomes subject to the control of a government, court, administrator, or regulator.”

The Company applied the guidance in ASC Topic 810-10-40-5 to calculate the gain/loss on deconsolidation. The gain of $30.1 million represents the difference between the carrying value of the Company’s investment in Spansion Japan immediately before deconsolidation (100% of Spansion Japan’s stockholder’s deficit as adjusted by the net receivable from Spansion Japan) and the estimated fair value of the Company’s retained non-controlling interest in Spansion Japan. The retained non-controlling interest was valued at zero at the time of deconsolidation given that Spansion Japan had a net deficit of $266.8 million and its assets were encumbered by external debt of $358 million. Set forth below is a table showing how the gain on deconsolidation was calculated.

August 10, 2011

Calculation of Gain/Loss on deconsolidation based on ASC Topic 810-10-40-5:

As of March 3, 2009
(in millions)
Aggregate of: Fair value of consideration received	$—

Fair value of retained non-controlling interest	—

Carrying amount of any non-controlling interest	—

Total	—

Less: Carrying amount of former subsidiary’s assets/liabilities	(266.8)

Loss (gain) on deconsolidation	(266.8)

Adjustments: Balances in Company books relating to Spansion Japan	226.6

Deferral of margin on inventory in Spansion Japan distribution channel on deconsolidation date	10.1

Adjusted loss (gain) on deconsolidation	$(30.1)

Post-deconsolidation, the Company accounted for its investment in Spansion Japan using the cost method of accounting until September 28, 2010 when its 100% equity ownership interest in Spansion Japan was extinguished by the Tokyo District Court. The Company believes that the cost basis of accounting was appropriate due to the clear absence of any significant influence by the Company on Spansion Japan or controlling interest thereof, as Spansion Japan’s affairs were governed effectively for the benefit of its creditors by the Tokyo District Court-appointed supervising attorney.

41.	We further note on page 76 that you acquired Spansion Japan’s distribution business on May 24, 2010 and that you set off the receivable and payable balances due from/to Spansion Japan as of October 27, 2009. Please address the following comments:

•	Please tell us the status of your ownership of 100% of the outstanding equity of Spansion Japan on May 24, 2010.

Response: In response to the first part of the Staff’s comment, the Company notes to the Staff that at May 24, 2010, the Company held 100% of the outstanding equity of Spansion Japan. As noted in the Form 10-K and in the Company’s response to Staff comment 40 above, the Company maintained its 100% equity ownership interest in Spansion Japan until September 28, 2010 when the Tokyo District Court cancelled all outstanding shares of Spansion Japan.

August 10, 2011

•	Please explain to us why you accounted for the acquisition of the distribution business from Spansion Japan using the purchase method of accounting.

Response: In response to the second part of the Staff’s comment, the Company notes to the Staff that the distribution business acquired from Spansion Japan was accounted for in accordance with ASC Topic 805-10-20, as the transaction was similar to the acquisition of an independent distributor. Prior to the acquisition, the Company had a contractual arrangement with Spansion Japan (both when it was a consolidated subsidiary and after its deconsolidation) for Spansion Japan to provide the Company with distributor services in Japan. This acquisition included an integrated group of activities comprising inputs (using assets identified below and employees with access to the Japan market to hire new employees and to purchase materials for customer support) and processes (using its skilled engineering support base as well as sales and marketing personnel to maintain existing customers and acquire new ones) that was capable of providing a return to its owners and investors by providing a sales channel for the Company’s products and thereby generating revenue. This acquisition also included a building lease, leasehold improvements, machinery and equipment, cash and cash equivalents, liabilities, an assembled workforce including sales and marketing personnel, field engineers, product development engineers and information technology, administrative and finance personnel, as well as the customers from Spansion Japan’s distribution channel, which included both distributors and end customers. Thus, the Company accounted for the acquisition of Spansion Japan’s distribution business using the purchase method of accounting.

•	Please explain to us why you offset the accounts receivable and payable due from/to Spansion Japan as of October 27, 2009.

Response: In response to the third part of the Staff’s comment, the Company notes to the Staff that the accounts receivable and payable due from/to Spansion Japan were not offset as of October 27, 2009, the end of the period during which there was no valid contract establishing pricing for the wafers received from Spansion Japan (the “Disputed Period”). Instead, the gross amounts of the accounts receivable and payable were reflected in the financial statements up to May 24, 2010. At that time, the balances as of October 27, 2009 related to the Disputed Period were offset as a result of the settlement reached between the Company and Spansion Japan. To address this part of the Staff’s comment, the Company proposes to include revisions to the referenced disclosure (see pages 45, 76 and 77 of the Proposed Revisions) in the Form 10-K/A.

42.	Further to the above, we note on page 78 that you purchased 85% of the allowed claim from Citigroup Global Markets, Inc. (Citi) for $85 million in cash. With a view towards disclosure, please explain to us the amount of the allowed claim that remained after you purchased the claim from Citi.

Response: In response to the Staff’s comment, the Company notes to the Staff that Spansion Japan had a rejection damages claim of $936 million. This claim was settled by

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the claims agent for $200 million. Citi bought this allowed claim from Spansion Japan for $100 million and the Company purchased 85% of the allowed claim from Citi for a cash payment of $85 million. The remaining 15% of the allowed claim continued to be held by Citi. All approved claims entitle the claimholder to receive shares of common stock of the Company in accordance with the terms of the Bankruptcy court-approved Plan of Reorganization. To address the Staff’s comment, the Company proposes to include revisions to the referenced disclosure (see pages 46 and 78 of the Proposed Revisions) in the Form 10-K/A.

43.	We note from pages 79-80 that you determined the enterprise value upon the emergence from bankruptcy to be $1.5 billion based upon a combination of your performance to the market values of comparable companies and a calculation of the present value of future cash flows based upon management calculations. Please tell us your consideration of the disclosures required by ASC 852-10-50-7(c).

Response: In response to the Staff’s comment and upon further consideration of ASC 852-10-50-7(c), the Company proposes to include disclosure substantially similar to page 79 of the Proposed Revisions in the Form 10-K/A.

44.	Further to the above, we note that you based your enterprise value upon a range of $872 million to $944 million estimated by the Bankruptcy Court as well as an increase by $496 million to the enterprise for “Bankruptcy Court-distributable value” and “the settlement of administrative claims.” Please explain to us in more detail why you increased the enterprise value by $496 million and what you mean by “Bankruptcy Court-distributable value” and “the settlement of administrative claims.”

Response: In response to the Staff’s comment, the Company notes to the Staff that the enterprise value at emergence, including the initial enterprise value range as well as the $496 million increase for Bankruptcy Court-distributable value, was determined by the Bankruptcy Court. The Company’s disclosure in the Form 10-K is intended to describe how the Bankruptcy Court determined such value. As the Proposed Revisions in response to Staff comment 43 above provide, the Company intends to disclose in the Form 10-K/A that the Bankruptcy Court determined “Bankruptcy Court-approved distributable value” based on the Court’s evaluation of the valuation analyses it received from financial advisors of the creditors and the Company. The Company notes to the Staff that (i) “Bankruptcy Court-approved distributable value” was the estimated value of the reorganized Company’s operations on a going-concern basis plus other sources of additional value as determined by the Bankruptcy Court and (ii) the “settlement of administrative claims” refers to the additional value resulting from the settlement of administrative claims under the Chapter 11 Cases in accordance with the Plan of Reorganization that the Bankruptcy Court determined needed to be added to the valuation to arrive at the reorganized company’s total enterprise value.

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45.	Reference is made to adjustments (l) and (m). Please explain to us why you refer to Note 9 rather than Note 6.

Response: In response to the Staff’s comment, the Company notes to the Staff that the reference to Note 9 rather than Note 6 was a typographical error which the Company will correct in the Form 10-K/A (see page 84 of the Proposed Revisions).

46.	Further to the above, please explain to us in more detail the significant assumptions that you utilized within the discounted cash flow methodology and the guideline public company methodology in determining the fair value of each intangible asset class (developed technology, customer relationships, IPR&D, etc.). Within your discussion, please explain to us how you weighted these two methodologies in the determination of the fair value of your intangible asset classes.

Response: In response to the Staff’s comment, the Company notes to the Staff that the Company determined the fair value of the Company’s intangible asset classes using the income approach (which utilizes the discounted cash flow (“DCF”) methodology) as described below. The Company notes that the reference to guideline public company methodology when valuing its intangible assets was in error. The Company will eliminate the reference to this methodology in the Form 10-K/A (see pages 84 and 99 of the Proposed Revisions).

The DCF methodology included the use of financial projections for fiscal 2010 through fiscal 2018. For this analysis, cash flows are net of requirements for future working capital and capital expenditures.

Under the income approach, using DCF analysis, the Company specifically employed the excess earnings method (“EEM”) and relief-from-royalty method (“RRM”) and selected the most appropriate methodology to value its intangible assets as described below.

The EEM is commonly used to value intangible assets when revenue and earnings attributed to those assets can be readily determined. This valuation technique produces the value of an asset using the discounted future earnings specifically attributed to that asset (i.e., in excess of returns for other assets that contributed to those earnings). Using this method, the value of an asset is a function of (i) the projected revenue and earnings generated by the asset, (ii) the expected economic life of the asset, (iii) the contributory asset charges that would be paid to the requisite operating assets, and (iv) a discount rate that reflects the level of risk associated with receiving future cash flows.

The RRM is commonly used to value intangible assets that may be licensed to third parties, such as trade names. This valuation technique is based on the premise that in lieu of ownership of the asset, a firm would be willing to pay a royalty to a third party for the use of that asset; the owner of the asset is therefore spared this cost. The value of the asset is estimated by this cost savings, or the relief from the royalty that would otherwise be paid. Using this method, the value of an asset is a function of: (i) the projected

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revenue attributable to the products and/or services utilizing the asset; (ii) the expected economic life of the asset; (iii) the royalty rate (as a percent of revenue) that would hypothetically be charged by a licensor of the asset to an unrelated licensee; and (iv) a discount rate that reflects the level of risk associated with receiving future cash flows (cost savings) attributable to the asset.

Set forth below is a summary of the intangible assets that the Company valued along with the significant assumptions utilized within the DCF methodology.

Developed Technology (RRM)

The Company valued its developed technology by referencing the amount of royalty revenue that could be generated if it was licensed to a third party in an arm’s-length transaction. The Company determined that the appropriate royalty rate for its developed technology would be 4.0% based on comparable royalty agreements. The royalty rate was then tax affected based on an effective tax rate of 40.0% to derive a 2.4% after-tax royalty rate. The royalty revenue projections associated with the developed technology were estimated from product sales relating to 90nm, 110nm, 130nm, 170nm, 200nm, 230nm and 320nm process technologies. The Company also included 35% of the revenue forecasted for product sales with 65nm density, as revenues from products relating to that specific process technology were partially leveraged from the developed technology. The Company estimated the remaining economic life of the developed technology at 4 to 6 years and applied a discount rate of 13.5% in the DCF model, a rate similar to the Company’s internal rate of return, as it determined that the risks associated with the developed technology were similar to the risks of the overall business.

In-Process Research & Development (“IPR&D”) (EEM)

The Company estimated revenue projections associated with IPR&D using product sales relating to 65nm process technologies. The Company carved out 35% of the revenue projection as the IPR&D partially leverages the developed technology, as mentioned above. Operating cash flow was then tax effected at 40.0% to arrive at after-tax cash flows. The Company applied a discount rate of 17.5%, representing a premium of 5.0% over the internal rate of return, reflecting the risk associated with bringing the technology to a commercially viable stage.

Customer Relationships (EEM)

The Company applied an expected annual customer attrition rate based on its analysis of historical sales data by customer in light of management’s expectations. The Company estimated the economic life of customer relationships at approximately 9 to 10 years. After application of the customer attrition rate, costs of sales and operating expenses, operating cash flow was then tax affected at 40.0% to arrive at after-tax cash flows. The Company applied a 13.5% discount rate, a rate similar to the Company’s internal rate of return, as it determined that the risks associated with customer relationships were similar to the risks of the overall business.

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Trade Name (RRM)

The Company determined that the appropriate royalty rate for trade names should be 0.2% based on comparable royalty agreements. The royalty rate was then tax affected at 40.0% to derive a 0.1% after-tax royalty rate. The Company estimated its trade names to have a useful life of approximately 5 to 7 years. The Company applied a 13.5% discount rate, a rate similar to the Company’s internal rate of return, as it determined that the risks associated with trade names were similar to the risks of the overall business.

47.	Reference is made to adjustment (p). We note that you increased shareholders’ equity by recording an adjustment of approximately $674 million related to the issuance of new shares of common stock. Please explain to us how you determined the fair value of your common stock issued on the effective date.

Response: In response to the Staff’s comment, the Company notes to the Staff that the Company determined the fair value of shareholders’ equity (including common stock, stock options and restricted stock units) using the guidance in ASC Topic 718 and SAB Nos. 107 and 110, and the enterprise value of the Company as determined by the U.S. Bankruptcy Court.

The Company’s stock options and restricted stock units were valued as of the emergence date (May 10, 2011) using the Black-Scholes-Merton option pricing model with an estimated expected term of 4.3 years based on the SAB No. 110 Simplified Method. To estimate the expected volatility of the options granted, the Company relied on its peers’ historical and implied volatility which was estimated at 58%. The Company used United States Treasury zero-coupon yields as the risk-free rate, matched to the expected term, which were estimated at 1.88%. Finally, the expected dividend yield was estimated at zero percent.

Note 3. Summary of Significant Accounting Policies, page 85

-Revenue Recognition, page 87

48.	We note that you deferred the recognition of revenue and related costs of sales on sales to Spansion Japan until the products were resold by Spansion Japan’s distributors for the fiscal year ended December 27, 2009 and December 26, 2010. We further note on page 76 that you deconsolidated Spansion Japan on March 3, 2009. Please explain to us in more detail how you accounted for your sales and related costs of sales to Spansion Japan’s distributors during fiscal 2008 and the period from December 29, 2008 through March 3, 2009.

Response: In response to the Staff’s comment, the Company notes to the Staff that until December 2008, Fujitsu was Spansion Japan’s sole distributor. The Company’s sales to Fujitsu were governed by a distribution agreement which provided that goods were on

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consignment to Fujitsu until shipment to end customers. Revenue was recognized upon sale to the end customer where (i) there was evidence of an arrangement, (ii) delivery had occurred, (iii) pricing was determinable and (iv) collections were assured. Inventory held on consignment by Fujitsu was included in the Company’s inventory.

In December 2008, Spansion Japan added a second distributor. Revenue was recognized when (i) the distributor re-sold the Company’s products to either end customers or sub-distributors with no stock rotation privileges, (ii) there was evidence of an arrangement, (iii) delivery had occurred, (iv) pricing was determinable and (v) collections were assured. The Company deferred the revenue recognition since it was not able to reasonably estimate the rate of returns or the pricing concessions that would be provided to the distributor for such sales. The Company recorded deferred revenue net of deferred cost of sales until revenue was recognized.

In February 2009, the Company amended its distribution agreement with Fujitsu. As a result, the Company recorded revenue in the same manner applied to shipments to other distributors. Revenue was recognized when (i) the distributor re-sold the Company’s products to either end customers or sub-distributors with no stock rotation privileges, (ii) there was evidence of an arrangement, (iii) delivery had occurred, (iv) pricing was determinable and (v) collections were assured. The Company deferred the revenue recognition since it was not able to reasonably estimate the rate of returns or the pricing concessions that would be provided to the distributor for such sales. The Company recorded deferred revenue net of deferred cost of sales until revenue was recognized.

For all of the above periods, the related costs of sales were recognized concurrent with revenue recognition.

49.	With respect to the disclosure of your revenue recognition for OEM sales, please respond to the following:

•	Please tell us why you used the term ‘generally.’ Please describe any other significant revenue recognition policies for OEM sales.

Response: In response to the first part of the Staff’s comment, the Company notes to the Staff that it does not have any other significant revenue recognition policies for OEM sales and has amended the referenced disclosure in Form 10-K/A to remove the word “generally” (see pages 47 and 87 of the Proposed Revisions).

•	Please tell us how you considered SAB Topic 13.A.1 in determining your revenue recognition policy.

Response: In response to the second part of the Staff’s comment, the Company notes to the Staff that the Company follows SAB Topic 13 for its revenue recognition policy. To address the Staff’s comment, the Company proposes to include revisions to the referenced disclosure (see pages 47, 87 and 88 of the Proposed Revisions) in the Form 10-K/A

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50.	With respect to your sales to distributors, please tell us how you considered SAB Topic 13.A.1 in determining your revenue recognition policy for distributor sales without rights of return or price protection.

Response: In response to the Staff’s comment, the Company notes to the Staff that it follows SAB Topic 13 for its revenue recognition policy. To address the Staff’s comment, the Company proposes to include revisions to the referenced disclosure (see pages 47 and 88 of the Proposed Revisions) in the Form 10-K/A.

Property, Plant and Equipment, page 88

51.	Please explain to us why you have determined that fully depreciated assets were deemed to have useful lives of twelve months post-emergence.

Response: In response to the Staff’s comment, the Company notes to the Staff that the fully depreciated assets, which primarily consisted of older fabrication equipment, were originally depreciated over estimated economic lives ranging from five to seven years. Due to new technology and the corresponding need to upgrade and enhance equipment, the Company respectfully submits that such periods were reasonable given the nature of the Company’s products and its manufacturing equipment and processes. The Company notes that maintenance and parts replacement costs increase significantly as manufacturing equipment ages. In considering the useful lives of the fully depreciated assets, the Company considered the same factors as those when establishing the useful lives of new equipment, including the technology in place and the level of maintenance required for older equipment, in addition to considering the age and original historical cost of equipment. Given the Company’s financial position leading up to its emergence from the Chapter 11 Cases, the Company deferred certain upgrades and replacements of fabrication tools and equipment which were being used for longer than they otherwise would have been used. At emergence, the Company was continuing to develop its plan for upgrades and future enhancements to remain competitive in the marketplace and uncertainty existed as to the Company’s ultimate plans for the fully depreciated assets (and others), which plans would depend on a number of factors, including the Company’s competitive situation, the success of its product roadmap and customer acceptance of its products.

Further, the estimated fair value of fully depreciated equipment at emergence of $93 million represented 5.1% of the assets’ original acquisition cost. The Company had utilized these fully depreciated assets for manufacturing products using established and older process technology, e.g., process nodes at 90nm and above. The Company’s post-emergence strategy was and is focused on higher manufacturing efficiencies using lower (e.g., 65nm) process nodes and technologies. Several of the Company’s major competitors have been producing, or have begun production, on similar advanced process nodes, impacting the competiveness of and demand for the Company’s remaining products which are produced using these older process technologies.

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Given the significant pace of technological change in the Flash memory industry, the Company’s plans to advance its technology, the requisite costs of maintenance, upgrades and replacements, and the Company’s financial position leading up to its emergence from the Chapter 11 Cases, the Company determined that a useful life of one year for its fully depreciated assets post-emergence was appropriate.

-Estimates Relating to Litigation Reserve, page 92

52.	We note your disclosures here and on page 84 related to the implementation of a new accounting policy under ASC 450. Please address the following:

•	Please explain to us why your policy related to litigation is a “new accounting” policy.

Response: In response to the first part of the Staff’s comment, the Company notes to the Staff that the Company established its accounting policies upon emergence from bankruptcy in accordance with ASC 852 and adopted fresh start accounting. The reference to the implementation of the Company’s accounting policy related to litigation, however, should not indicate that such a policy is a “new” policy in this context. The Company notes to the Staff that it will correct this disclosure in the Form 10-K/A (see page 84 of the Proposed Revisions).

•	Please tell us why the company records estimates of litigation expenses for defense over the course of twelve months. Explain how the company applied ASC 450 in determining this policy.

Response: In response to the second part of the Staff’s comment, the Company notes to the Staff that upon emergence and as part of fresh start accounting, the Company implemented a litigation reserve policy whereby it records its estimate of costs to be incurred in defending itself against litigation. Consistent with many of the Company’s other estimation methodologies, the Company estimates its litigation costs for the following twelve month period as such period has historically represented a reasonable period to estimate based on changes in the industry, the business environment and historical experience in forecasting and estimating litigation costs. Because the Company has a liability that is both probable and estimable, it has adopted this methodology in accordance with the provisions of ASC 450-20-25. The Company further notes that, as discussed in ASC 450-20-S99-2, a diversity of practice does exist in this area, but that treatment of legal costs should be based on a consistently applied accounting policy, and disclosure of the relevant accounting policy is advisable when legal costs are expected to be material or are a significant part of a loss accrual.

Note 4. Equity Incentive Plan and Stock-Based Compensation, page 93

53.

We note on page 95 that you estimate your expected volatility based upon peer companies who are in the same industry sector with similar characteristics. Please explain to us in more detail what you mean by

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“similar characteristics.” For instance, please explain to us how you considered the stage of life cycle, size, and financial leverage when basing your expected volatility upon peer companies. Refer to the guidance in 718-10-55-37(c) of the FASB Accounting Standards Codification.

Response: In response to the Staff’s comment, the Company notes to the Staff that based on industry research, the Company used a set of comparable companies which are principal competitors for NOR and NAND Flash memory products (see “Business—Competition” section in the Form 10-K) as a starting point for selecting the most appropriate set of peer companies for determining the Company’s expected volatility. From those companies which had financial data readily available, the Company selected companies that were mature semiconductor companies of comparable or larger size. The Company determined that there was a low correlation of leverage to volatility for the selected companies. As a result, the Company did not adjust for leverage in its analysis. The Company followed the common practice of equally weighing the volatility of the peer companies in its final selection. Accordingly, the Company calculated volatility as an average of the six peer companies. The Company notes to the Staff that even if the Company were to exclude the three larger companies from the peer group, it would not significantly change the results of the analysis.

Further, at its emergence from the Chapter 11 Cases, the Company determined volatility with the assistance of a third-party independent valuation firm for the valuation of stock-based compensation expense. The Company notes that the result derived from the above- mentioned computation as of the emergence date was 58%, which the Company determined to not be materially different from 55.44% as of December 26, 2010.

Note 6. Intangible Assets and Goodwill, page 99

54.	We note that you capitalized $65.9 million related to developed technology. With a view towards disclosure, please explain to us in more detail the nature of this developed technology. For instance, please explain to us if this technology relates to the embedded or wireless Flash memory technology.

Response: In response to the Staff’s comment, the Company proposes to include disclosure substantially similar to page 101 of the Proposed Revisions in the Form 10-K/A to provide more detail regarding the nature of the referenced developed technology.

55.	We note that you recognized $43 million of in-process research and development expense (IPR&D). We note similar disclosures within your March 27, 2011 Form 10-Q. Please address the following comments:

•	Please tell us the fair value assigned to each project and the projected costs to complete by project.

August 10, 2011

Response: In response to the first part of the Staff’s comment, the fair value and projected costs to complete for each such project are as set forth below:

Product Family	Project Number	Fair value at May 10, 2010	Projected costs to complete at May 10, 2010
		(dollars in thousands)
GL-S	98661	$2,929	$16,601
	98290	12,644	4,191
	98223	8,354	4,786
	98410	4,150	20,603
	98741	3,714	2,649

FL-S	98289	4,160	5,545
	98222	5,365	14,858
	98740	1,683	6,267

	Total	$43,000	$75,500

By way of background, the GL-S product family utilizes MirrorBit technology and supports the high reliability and high density required in automotive, consumer electronics, gaming, and telecommunication network applications. The FL-S product family also utilizes MirrorBit technology and supports the high density, high performance and low cost required in automotive and consumer applications such as dashboard displays and set-top boxes.

•

For each project, please tell us the status of the development, stage of completion at acquisition date, the nature and timing of the remaining efforts for completion, anticipated completion date and the date you will begin benefiting from the projects.

August 10, 2011

Response: In response to the second part of the Staff’s comment, percentage complete at acquisition (emergence) date, percentage complete as of March 27, 2011, the anticipated completion timeframe and the timeframe in which the Company anticipates benefiting from the projects are as set forth below:

Product Family	Project Number	% Complete at Acquisition Date	% Complete as of March 27, 2011	Anticipated Completion Date	Anticipated Revenue Start
GL-S	98661	40%	90%	Completed	Q2 ‘11
	98290	10%	85%	Completed	Q2 ‘11
	98223	5%	75%	Completed	Q3 ‘11
	98410	5%	60%	10/2011	Q4 ‘11
	98741	3%	70%	Completed	Q3 ‘11

FL-S	98289	3%	10%	2/ 2012	Q1 ‘12
	98222	20%	75%	8/2011	Q3 ‘11
	98740	5%	25%	9/2011	Q4 ‘11

Note 7. Impairment of Long-lived Assets Including Acquisition-Related Intangible Assets, page 101

56.	We note your impairment policy on pages 51 and 88. We also note on page 66 and in your Form 10-Q for three months ended March 27, 2011 that you recognized net losses for all periods presented except for your predecessor period from December 28, 2009 to May 10, 2010. We finally note from page 12 that you are largely exiting the wireless Flash memory market. In light of these factors, please explain to us in more detail how you determined that your intangible assets were not impaired as of December 26, 2010 or March 27, 2011.

Response: In response to the Staff’s comment, the Company notes to the Staff that shortly after the commencement of the Chapter 11 Cases, the Company began exiting a large portion of the wireless Flash memory market addressing mobile handsets in order to reduce significantly the Company’s engineering expenses and to focus its business on internally developed memory technology. By withdrawing from high end wireless Flash memory products, the Company could adopt a slower technology development cycle, reduce its process and product research and development costs while maintaining its competitiveness in the embedded Flash memory market. In addition, the Company significantly reduced or eliminated its need to procure from third parties memory products such as DRAM, PSRAM and NAND which were required, in combination with the Company’s own products, to address mobile handset customers in the high end of wireless market. The Company continues to selectively engage in portions of the wireless market where it believes it can do so advantageously. The exiting of the wireless Flash memory market was taken into consideration in the valuation of wireless Flash memory assets upon adoption of fresh start accounting upon emergence from the Chapter 11 Cases on May 10, 2010. The Company had no technology capitalized in IPR&D as part of its wireless business.

August 10, 2011

Additionally, the Company notes to the Staff that although, as forecasted, it had net losses for the year ended December 26, 2010, the Company has generated positive cash flows from its operations during the period after emergence. Additionally, the Company anticipated transitioning from being a company with net losses to a company with net income in the second half of 2011. To date, the Company has continued to perform in line with this forecast. As a result, the Company concluded that an indication of impairment did not exist as of December 26, 2010 or March 27, 2011.

Note 15. Income Taxes, page 115

57.	We note the table on page 118 disclosing the changes to the amount of unrecognized tax benefits. Please tell us why a new basis of accounting is not being established for the unrecognized tax benefits as of the fresh-start accounting adoption date and why you consider it appropriate to roll forward the successor company’s unrecognized tax benefits from the predecessor company’s unrecognized tax benefits.

Response: In response to the Staff’s comment, the Company notes to the Staff that a company emerging from bankruptcy must record the effects of its reorganization plan. In most cases, the company will also qualify for fresh start accounting whereby balance sheet items are adjusted to fair values to denote a “fresh start” upon emergence from bankruptcy. A company applying fresh start accounting will be referred to as “predecessor” and “successor” when applying fresh start reporting. Unrecognized tax benefits represent the difference between a tax position taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to ASC Topic 740-10. This difference is recorded as a liability on the balance sheet. The Company’s determination of fair value for this liability did not change as a result of the implementation of fresh-start accounting. However, the reconciliation of the beginning and ending amount of unrecognized tax benefits should have been segregated into predecessor and successor entities.

The Company further notes that it intends to revise the disclosure regarding its unrecognized tax benefit to reflect the separate entities designated as predecessor and successor (see page 118 of the Proposed Revisions).

Note 18. Segment Reporting, page 122

58.	Please reconcile footnote (2) related to your net sales to Spansion Japan from March through December 2009 to your disclosures on page 105 related to your net sales to Japan for this period.

Response: In response to the Staff’s comment, the Company notes to the Staff that it had failed to update the amount of net sales to Spansion Japan in footnote (2) on page 122 to reflect the $298,958 figure, which is correctly reported on page 105. The Company will correct this disclosure in the Form 10-K/A (see page 122 of the Proposed Revisions).

August 10, 2011

Note 21. Legal Proceedings, page 124

59.	We note your disclosure on page 125 related to the Tessera ITC Action and page 126 related to the LSI, Agere V. Spansion, Inc., et al. For any unrecognized contingencies whereby an accrual has not been made because the conditions in ASC 450-20-25-2 have not been met or an exposure to loss exists in excess of the amount accrued, please tell us how you considered the disclosures required by ASC 450-20-50-4.

Response: In response to the Staff’s comment, the Company intends to revise the applicable disclosure in the Form 10-K/A to include a statement regarding the Company’s estimate of possible loss with respect to the Tessera ITC Action matter (see page 125 of the Proposed Revisions). With respect to the LSI, Agere v. Spansion Inc., et al. matter, the Company respectfully submits that it discloses on page 126 of the Form 10-K that it “believes that the reasonably possible likelihood of potential loss or range of loss in this case is not material to the financial statements of the Company as a whole.”

Executive Compensation, page 139

60.	We note your discussion of the 2010 Retention Awards on page 31 of the proxy statement you have incorporated into your Form 10-K. Please revise to specifically discuss how your Compensation Committee determined the retention award amount of $6 million and how it specifically determined the amounts that each named executive officer received. Please see Item 402(b)(1)(v) of Regulation S-K.

Response: In response to the Staff’s comment, the Company notes to the Staff that it intends to revise this disclosure to provide the requested information in the Form 10-K/A (see page 145 of the Proposed Revisions).

61.	We note your discussion under “Target Annual Incentive Opportunity” on page 31 of the proxy statement you have incorporated by reference into your Form 10-K. It remains unclear how the target cash incentive percentages, company performance multipliers and individual performance modifiers were determined for each named executive officer. Please revise to clarify.

Response: In response to the Staff’s comment, the Company notes to the Staff that it intends to revise this disclosure to provide the requested information in the Form 10-K/A (see page 146 of the Proposed Revisions).

62.

We note your discussion under “Long-Term Equity-Based Incentive Compensation” on page 33 and that you have not disclosed the specific targets to be achieved in order for your named executive officers to earn the option awards and performance RSU awards. Please revise to disclose these specific targets. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the

August 10, 2011

information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec. gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Additionally, it is unclear how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how the amounts of the performance RSU awards were determined and how and why those awards varied among the named executive officers. Please revise to make clear how the amounts of the awards were determined.

Response: In response to the Staff’s comment, the Company notes to the Staff that it intends to revise this disclosure to provide the requested information in the Form 10-K/A (see page 149 of the Proposed Revisions).

Form 10-Q for the period ended March 27, 2011

Note 1. Basis of Presentation, page 6

-Out of Period Adjustments, page 6

63.	We note your disclosures related to prior period errors of $9.2 million and $2.8 million recorded in the three months ended March 27, 2011. You concluded that these errors were not material to the period in which they occurred and to the results of operations for the year ending December 25, 2011. Please provide us with more information about the nature of the errors recorded in the three months ended March 27, 2011. Please also provide us your qualitative and quantitative analysis of the materiality of the adjustments.

August 10, 2011

Response: In response to the Staff’s comment, the Company notes to the Staff that the tax accounting adjustments disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 27, 2011 (“Q1 2011”) primarily relate to intercompany and transfers pricing errors for our foreign subsidiaries in Thailand, Israel and Malaysia as follows (in millions):

	Predecessor			Successor
	Year Ended December 27, 2009	Period from December 28, 2009 to May 10, 2010	Total	Period from May 11, 2010 to December 26, 2010
Israel	$4.1	$(0.8)	$3.3	$0.5
Thailand	4.6	(1.6)	3.0	2.2
Malaysia	0.4	2.3	2.7	0.1
All Other	—	0.2	0.2	—

	$9.1	$0.1	$9.2	$2.8

The impact to prior periods is summarized below (in millions except per share and percentage data):

	Predecessor		Successor
	Year Ended December 27, 2009	Period from December 28, 2009 to May 10, 2010	Period from May 11, 2010 to December 26, 2010
Reported net income (loss)	$(514.1)	$363.6	$(96.7)
Tax adjustment	9.1	0.1	2.8
Percent of reported net income (loss)	1.8%	0.0%	2.9%

Reported EPS	$(3.18)	$2.24	$(1.60)
Adjusted EPS	(3.23)	2.24	(1.65)
Change	(0.05)	0.00	(0.05)
Weighted average shares	161.8	162.4	60.5

Quantitative

Predecessor periods:

From a quantitative perspective, the tax adjustments for fiscal 2009 resulted in a 3% increase in the reported loss per share and accounted for 1.8% of reported net loss.

For the period from December 28, 2009 to May 10, 2010 (Predecessor), the tax adjustments accounted for 0.0% of reported net loss and no change to earnings per share. The Company also considered the impact of all of the predecessor period errors on the predecessor period ending May 10, 2010. This impact was less than 3% of reported net loss for the period ($363.6 million).

August 10, 2011

Successor periods:

For the period from May 11, 2010 to December 26, 2010 there was an overall impact from the tax adjustments of 2.9% of net reported loss and an increase of five cents in loss per share.

ASC 250-10-45-27 indicates that in determining materiality for the purpose of reporting the correction of an error, amounts shall be related to the estimated income for the full fiscal year and also as to the effect on earnings trends. The Company notes that fiscal 2011 is forecasted to be profitable, representing a change in the Successor entity from an historical loss position to a projected profitable position. At the time of the filing of the Company’s Quarterly Report on Form 10-Q for Q1 2011, the Company determined that the tax adjustments would be immaterial to projected net income for fiscal 2011, which amount has not been publicly announced.

Qualitative

From a qualitative perspective for the full fiscal year ended December 27, 2009, the period from December 28, 2009 to May 10, 2010 (Predecessor) and the period from May 11, 2010 to December 26, 2010, respectively, these errors do not:

1.	Mask a change in earnings or other trends (such as revenue and gross margin trends, etc.), as the errors impacted only the tax line item in the Company’s income statement;

2.	Hide a failure to meet analyst’s consensus expectations, as Q1 2011 expectations were based on non-GAAP results and the Company met analyst expectations for Q1 2011 even after recording the tax adjustments;

3.	Change a loss into income or vice versa;

4.	Impact a segment or other portion of the Company’s business that has been identified as playing a significant role in the operations and profitability of the Company as the Company operates in one reportable segment only and impact of the error relates to one reportable segment and not multiple segments;

5.	Affect the Company’s compliance with regulatory requirements, loan covenants or other contractual requirements (certain financial covenants are not impacted by the above adjustment);

6.	Increase management’s compensation, as variable compensation for management and employees is based on revenue and operating income metrics rather than the occurrence of specific tax events for the Company; or

August 10, 2011

7.	Conceal any unlawful transaction.

As a result, the Company notes that it evaluated the adjustments to the tax provision for pre- and post-bankruptcy periods and concluded that such expenses were not material to any period and, therefore restatement of those periods was not required.

Form 8-K filed January 26, 2011

Exhibit 99.1

64.	Please tell us in more detail about the nature of the adjustment to non-GAAP net sales for revenue lost from product sell-through that was physically located with the distributors as of the date of emergence from Chapter 11 proceedings.

Response: In response to the Staff’s comment, the Company notes to the Staff that companies emerging from bankruptcy applying fresh start accounting must adjust their pre-existing deferred revenue and fresh start balances to reflect the remaining performance obligation of the company, such as an obligation to provide goods or services or the right to use an asset. The corresponding liability should be recorded at fair value similar to other liabilities recognized upon emergence.

The Company notes that upon emergence from the Chapter 11 Cases, it determined that deferred revenue consisted of the selling price of products shipped to distributors, subject to price adjustments and certain return privileges, less product cost. Since the sale of such product was subject to price adjustments and returns, revenue was not recognized until product was sold by the distributor. The Company had no future performance obligations on these products other than warranty obligations for product defects. Under fresh start accounting, the fair value of the deferred revenue was set to zero since there were no performance obligations.

Since this revenue was not reflected in the Company’s financial statements, it was included in the Company’s non-GAAP presentation as revenue that would have been recognized in the absence of fresh start accounting. Additionally, the Company makes a quarterly pro forma adjustment to reflect such revenue correlating to the shipment by distributors of product for which revenue was originally deferred.

* * *

In addition, the Company hereby also responds to two additional comments that were communicated by telephone from Allicia Lam of the Staff to the Company’s counsel, Tad Freese of Latham & Watkins LLP, on Monday, June 27, 2011, the substance of which we have set forth below and the Company’s responses thereto.

August 10, 2011

Oral Comment #1:	We note that Spansion Inc. checked “Large Accelerated Filer” on the cover of its Form 10-K for the fiscal year ended December 26, 2010. Please revise or explain.

Response: In response to the Staff’s comment, the Company notes to the Staff that Rule 12b-2(2) of the Exchange Act defines a “Large Accelerated Filer” as a reporting company with an aggregate worldwide market value of outstanding voting and non-voting common equity held by non-affiliates of $700 million or more as of the last business day of the issuer’s most recently completed second fiscal quarter. The Company further notes that as of June 25, 2010, the last business day of the Company’s most recently completed second fiscal quarter at the time the Company filed the Form 10-K, over 53 million shares of Spansion Inc.’s Class A Common Stock were outstanding and held by non-affiliates. With a closing sales price on June 25, 2010 of $17.30 per share, the aggregate market value of the voting and non-voting common equity held by non-affiliates was approximately $933 million. Accordingly, the Company believes it was correct in checking the “Large Accelerated Filer” box on the cover of the Form 10-K.

Oral Comment #2:	Please provide the file numbers and CIK codes for Spansion Inc. and Spansion Technology LLC in the table of additional registrants in the Registration Statement.

Response: In response to the Staff’s comment, the Company notes to the Staff that it has revised Amendment No. 1 as requested to provide the file numbers and CIK codes for Spansion Inc. and Spansion Technology LLC in the table of additional registrants.

* * *

August 10, 2011

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3051, by fax to my attention at (650) 463-2600, or by email at robert.phillips@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/Robert W. Phillips

Robert W. Phillips of LATHAM & WATKINS LLP

cc:	Scot Griffin, Spansion Inc.